UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 14, 2019

ESTRE AMBIENTAL, INC.

1830, Presidente Juscelino Kubitschek Avenue, Tower I, 3rd Floor

Itaim Bibi, São Paulo 04543-900—SP Brazil

+55 11 3709 2300

(Address, Including ZIP Code, and Telephone Number,

Including Area Code, of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

On January 14, 2019, Estre Ambiental, Inc. (the “Company”) announced that, with effect from January 1, 2019, Gesner Oliveira, an existing director of the Company, had been appointed as a member of the audit committee. Mr. Oliveira is an independent director under applicable NASDAQ listing standards. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 14, 2019

ESTRE AMBIENTAL, INC.

By:	/s/ Sergio Pedreiro
	Name:	Sergio Pedreiro
	Title:	Chief Executive Officer